                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                             ----------------------
                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

           For the fiscal year ended December 31, 1999
                                -----------------

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

           For the transition period from  ________________  to  ______________

                  Commission file number   1-6016
                                           ------

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                              ALLEN TELECOM INC.
                              25101 Chagrin Boulevard, Suite 350
                              Beachwood, Ohio 44122

                                ALLEN TELECOM INC

                        EMPLOYEE BEFORE-TAX SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                            Page
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                1-2


FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits -
     December 31, 1999 and 1998                                               3

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 1999 and 1998                           4

   Notes to Financial Statements                                           5-11


SUPPLEMENTAL SCHEDULES:

   Item 27a - Assets Held for Investment Purposes at December 31, 1999       12

   Item 27d - Reportable Transactions For the Year Ended December 31, 1999   13


SIGNATURES                                                                   14

EXHIBIT INDEX                                                             15-17

                          INDEPENDENT AUDITORS' REPORT



To the Employee Before-Tax Savings Plan Committee and the Participants in the Allen Telecom Inc.
    Employee Before-Tax Savings Plan:


We have audited the accompanying statement of net assets available for benefits of the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan") as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 1998 were audited by other auditors whose report, dated June 10, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes at December 31, 1999 and Reportable Transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

June 15, 2000

                          INDEPENDENT AUDITORS' REPORT



To the Employee Before-Tax Savings Plan Committee and the Participants in the Allen Telecom Inc.
    Employee Before-Tax Savings Plan:


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan") at December 31, 1998 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the finacial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio
June 10, 1999

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                            1999            1998

ASSETS:
  Investments (Note 3)                                   $34,034,182     $25,266,634
  Loans receivable from participants                       1,264,153       1,360,035
  Contribution receivable:
    Participants                                             166,808         210,629
    Employer                                                 266,995         375,340
  Other receivables                                           57,388          53,096
  Cash and equivalents                                       255,868           2,131
                                                         -----------     -----------
          Total assets                                    36,045,394      27,267,865


LIABILITIES - Accrued expenses and other liabilities          70,009          70,843
                                                         -----------     -----------

          Net assets available for benefits              $35,975,385     $27,197,022
                                                         ===========     ===========


The accompanying notes are an integral part of these financial statements.

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                          1999                1998
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments (Note 3)                         $  8,573,122      $ (4,259,954)
    Dividends                                            1,137,419           966,609
    Interest and other income                               95,230           118,303
                                                      ------------      ------------
          Total investment income (loss)                 9,805,771        (3,175,042)
  Contributions:
    Participants                                         2,506,303         3,642,778
    Employer                                               586,626           773,925
                                                      ------------      ------------
          Total additions                               12,898,700         1,241,661
                                                      ------------      ------------

DEDUCTIONS:
  Withdrawals and distributions                         (4,006,128)       (2,690,195)
  Administrative expenses                                 (114,209)         (120,013)
                                                      ------------      ------------
          Total deductions                              (4,120,337)       (2,810,208)
                                                      ------------      ------------

NET INCREASE (DECREASE)                                  8,778,363        (1,568,547)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                     27,197,022        28,765,569
                                                      ------------      ------------
  End of year                                         $ 35,975,385      $ 27,197,022
                                                      ============      ============


The accompanying notes are an integral part of these financial statements.

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following general description of the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description for complete information. The Plan is a defined contribution plan administered by Allen Telecom Inc. (the "Company"). The assets of the Plan are maintained and transactions therein are executed by the Trustee, Charles Schwab Trust Company.

      a. Eligibility - All employees of the Company and its eligible subsidiaries in the United States who were employees on October 1, 1985 or who thereafter have completed the required eligibility period and are not covered by a collective bargaining agreement, unless that collective bargaining agreement expressly provides for the employees' eligibility, are eligible to participate in the Plan. Eligible employees can elect to participate in the Plan at the beginning of any month following their eligibility date.

      b. Vesting - Participant contributions are fully vested. Employer matching contributions and earnings thereon are fully vested, except for the Company's Comsearch division ("Comsearch") and Northern Virginia participants of Grayson Wireless division ("Northern Virginia Grayson") profit-sharing contributions which vest in equal amounts over the period of three to seven years of credited service. Any amounts that are forfeited shall be used first to provide for reasonable expenses of administration of the Plan, second to restore accounts previously forfeited and then any remaining amounts are applied to reduce future Company contributions and pay administrative costs.

      c. Contributions - Eligible participants may elect to contribute into the Plan from 1 percent to 17 percent of their pre-tax compensation (including wages, bonuses and commissions) up to $10,000 in a calendar year. Participants may contribute after-tax contributions into the Plan from 1 percent to 12 percent of his or her compensation. In any event, a participant's contributions may not, in the aggregate, exceed 18 percent of his or her compensation including wages, bonuses, and commissions. Plan participants can elect to have their contributions invested in 1 percent increments in different investment funds available.

            The Company matches participant contributions equal to 25 percent of the first 1 percent, 25 percent of the second 1 percent and 50 percent of the third percent, of compensation contributed by the participant during such month, up to a maximum Company contribution. The maximum Company contribution for 1999 and 1998 was $1,600 and $1,200 per year, respectively. The maximum compensation of any participant that can be considered for any purpose under this Plan shall be $160,000 plus such adjustments for increases in the cost of living as shall be prescribed by the Secretary of the Treasury pursuant to Section 401(a)(17)(B) of the Internal Revenue Code ("IRC"). Prior to January 1, 1999, Company matching contributions were invested exclusively in the Allen Telecom Inc. Common Stock Fund. All Company matching contributions after January 1, 1999 are invested in the same investment options based on the allocation percentage determined by the participant.

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

            In addition, the Plan provides employees from Comsearch and Northern Virginia Grayson an annual profit-sharing contribution to each participant who is employed on the last day of the Plan year in an amount equal to 3 percent of the participant's Plan year compensation. The benefit is in lieu of participating in the Company's defined benefit pension plan.

            Participants' before-tax contributions to the Allen Common Stock Fund and directed Company matching contributions may be used by the Trustee to purchase treasury shares provided by the Company at a price which is 15% below prevailing market price at the time of purchase. The Trustee purchases shares of the Company's common stock for transactions other than purchases for before-tax contributions and directed Company matching contributions in open market transactions. The Trustee purchases shares or units of the other Investment Funds (as directed by the participants) on a national securities exchange at current market prices. The Company has no control over the time or prices at which the Trustee makes such purchases and investments or the amounts thereof. The number of shares or units purchases and credited to the participants account depends on the prices paid by the Trustee.

      d. Investments - The Trustee of the Plan maintained the following twelve investment funds under the Plan. A participant can direct contributions into any of the following investment options:

            In March 1999, the Plan added the American Century Equity Growth Investment Fund and the Smith Breeden U.S. Equity Market Plus Fund. These funds were introduced in order to replace two of its existing investment options. Effective July 15, 1999, the American Century Equity Growth Investment Fund replaced the Fidelity Equity Income Fund and the Smith Breeden U.S. Equity Market Plus Fund replaced the Fidelity Retirement Growth Fund.

            The Plan also added the Strong Corporate Bond Fund and the Weitz Value Fund as investment options in February 1999.

            1. Fidelity Equity Income Fund - This fund invests in income-producing equity securities, debt securities, foreign securities, currency exchange contracts, stock-index futures and options.

            2. Fidelity Retirement Growth Fund - This fund invests primarily in common stocks of domestic or foreign companies of any size. The fund is designed for tax-advantaged accounts that can tolerate fluctuations in the stock market.

            3. Allen Telecom Inc. Common Stock Fund - This fund invests entirely in shares of Common Stock of Allen Telecom Inc., which are traded on the New York Stock Exchange.

            4. Morley Stable Value Fund - This fund is a collective investment fund consisting of a diversified portfolio of investment contracts issued by life insurance companies, banks and other financial institutions. The return is a blend of all the rates of the various investments purchased by the fund.

            5. Janus Worldwide Fund - This fund invests primarily in foreign and domestic common stocks. Investments are usually spread across at least five different countries, including the United States, though it may at times invest in a single country. The fund may also invest in preferred stocks, warrants, government securities, and corporate debt. It may use derivatives for hedging purposes or as a means of enhancing return.

            6. Schwab S&P 500 Index Fund - This fund seeks to track the total return performance of stocks that compose the S&P 500 Index. The fund invests in common stocks that compose

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                  the index. It buys and sells stocks in order to match the index, to invest cash from share purchases, or to obtain cash for redemption of shares.

            7. Oakmark Fund - This fund invests primarily in common stocks and convertibles. The fund seeks securities that are priced significantly lower than their long-term value.

            8. Invesco Strategic Technology Fund - This fund invests in the equity securities of companies engaged in technology-related fields. These related areas may include computers, communications, video, electronics, oceanography, office and factory automation, and robotics.

            9. Strong Corporate Bond Fund - This fund normally invests in corporate bonds and fixed-income securities, including U.S. government obligations and mortgage-backed securities. The average maturity typically ranges from seven to twelve years.

            10. Weitz Value Fund - This fund invests primarily in equity securities. The fund also invests in foreign securities and securities that are not readily marketable.

            11. American Century Equity Growth Investment Fund - This fund primarily invests in common stocks drawn from a universe of the largest 1,500 companies (ranked by market capitalization) traded in the United States.

            12. Smith Breeden U.S. Equity Market Plus Fund - This fund divides its investments into two separate segments. The equity simulation segment consists of a combination of equity swap contracts, futures contracts on the index, and common stocks whose return is expected to track movements in the index. The fixed-income segment seeks a total return greater than the aggregate costs of the fund by investing in fixed-income securities.

      e. Participant Accounts - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals, and transfers.

      f. Plan Withdrawals and Distributions - Active participants may withdraw certain amounts from their accounts up to their entire vested interest if they attain the age of 59-1/2 or qualify for financial hardship. All active participants (excluding non-highly compensated) may withdraw after-tax contributions (minimum withdrawal of $250) that have been credited to their account for at least two years. Participant vested amounts are payable upon retirement, death, or other termination of employment. Any non-vested amounts that are forfeited shall be used first to provide for reasonable expenses of administration of the Plan, second to restore accounts previously forfeited and then any remaining amounts.

      g. Participant Loans - A participant may obtain a loan in an amount as defined by the loan document (not less than $500 and not greater than $50,000 or 50 percent of the participant's account balance) from the balance of the participant's account. Interest is charged at a rate which is equal to the prime rate charged by the Company's principal lending banks plus 1 percent at the time the loan is made and will carry such an interest rate throughout the term of the loan. The loans are repaid through payroll deductions over periods ranging up to 60 months. Monthly principal and interest repayments are credited to the participant's own account and are reinvested in the Investment Funds in the same manner as the participant's contributions are invested. A participant may have up to three loans outstanding at any one time. There is a fixed charge of $50 for second and third loan applications which is borne by those specific individuals who choose to have more than one loan outstanding. If a loan is declared in default as defined by the loan

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

            document, the entire outstanding principal balance will become immediately due and payable, and if not immediately paid the loan will be canceled and the outstanding balance will be treated as a distribution or withdrawal from the Plan depending on the participant's tax circumstances.

      h. Reclassifications - Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 classification.





2.    SIGNIFICANT ACCOUNTING POLICIES

      a. Basis of Accounting - The Plan is accounted for using the accrual basis of accounting.

      b. Investment Valuation - Investments in securities, short-term investments and mutual funds are stated at fair value as measured by the National Association of Security Dealers on the last business day of the year; investments in the Allen Telecom Inc. Common Stock Fund are valued at the last sale price of the common stock on the New York Stock Exchange Composite Tape on the last business day of the year; investments in the Morley Stable Value Fund and the Smith Breeden U.S. Equity Market Plus Fund are reported at the amount deposited plus credited interest income, which due to its nature, approximates the fair value of these investments.

      c. Security Transactions and Investment Income - Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

      d. Plan Expenses - Any amount not vested and not eligible for withdrawal at termination of a participant's employment ("Forfeiture Funds") are available to the Plan to pay administrative costs and reduce Company contributions. Forfeiture Funds are maintained in the Morley Stable Value Fund. To the extent that Forfeiture Funds are not available, administrative expenses are paid by the Company.

            Brokerage commissions and other expenses relating to the sale of the Investment Funds for the account of any participant in connection with a withdrawal, loan or distribution from the Plan are deducted from the proceeds of the sale.

      e. Use of Estimates - The preparation of financial statements and footnote disclosures in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.    INVESTMENTS

      The following presents investments of the Plan's net assets:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                               1999            1998

        Allen Telecom Inc. Common Stock Fund,
          607,030 and 743,719 shares, respectively          $ 7,018,784     $ 4,973,628*
        Morley Stable Value Fund, 428,260 and
          406,745 shares, respectively                        6,072,470       5,458,854
        Schwab S&P 500 Index Fund,
         107,833 and  85,524 shares, respectively             2,438,111       1,621,537
        American Century Equity Growth Investment Fund,
          199,371 shares                                      5,229,509               0
        Smith Breeden U.S. Equity Market Plus Fund,
          298,283 shares                                      4,841,129               0
        Invesco Strategic Technology Fund, 50,163             4,052,687         571,752
          and 16,340 shares, respectively
        Janus Worldwide Fund, 36,298 and                      2,774,232       1,303,215
          27,517 shares, respectively
        Oakmark Fund, 25,008 and 25,864                         680,209         926,449
          shares, respectively
        Strong Corporate Bond Fund, 7,929 shares                 83,176               0
        Weitz Value Fund, 25,454 shares                         842,007               0
        Charles Schwab U.S. Treasury                              1,868           4,582
        Fidelity Equity Income Fund, 100,030 shares                   0       5,556,689
        Fidelity Retirement Growth Fund, 236,467 shares               0       4,849,928
                                                            -----------     -----------

                  Total                                     $34,034,182     $25,266,634
                                                            ===========     ===========

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $8,573,122 and ($4,259,954) as follows):

        Mutual funds                                        $ 4,433,782     $ 1,698,291
        Common stock                                          3,835,219      (6,265,010)*
        Common/collective trust                                 304,121         306,765
                                                            -----------     -----------
                  Total appreciation (depreciation)         $ 8,573,122     $(4,259,954)
                                                            ===========     ===========

*  Participant and nonparticipant-directed

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.    TRANSFER OF ASSETS

         On September 8, 1995, the Company's Board of Directors declared a spin-off distribution of 100 percent of the common shares of a newly formed wholly owned subsidiary, TransPro, Inc. ("TransPro") to the Company's common shareholders of record at the close of business on September 29, 1995 (the "Spin-off"). Following the Spin-off, TransPro became an independent, publicly traded corporation.

         Prior to the initial transfer of assets to TransPro, participants were given an "open-window" period whereby they could transfer their assets in and out of Allen Telecom Inc. common stock, as desired. Participants with account balances remaining in Allen Telecom Inc. common stock remained in the Plan as inactive participants. On March 13, 1998, the Savings Plan Committee authorized another voluntary "open-window" period to allow TransPro participants to roll Plan money into the TransPro Inc. 401k plan. Net assets of $77,933 were transferred to the TransPro Inc. 401k plan in 1998. Accordingly, this amount is included in withdrawals and distributions on the 1998 Statement of Changes in Net Assets Available for Benefit.

5.       PLAN TERMINATION

         Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions and earnings thereon will vest immediately and be nonforfeitable.

6.    TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 15, 1995 that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan was designed and is currently being operated in compliance with the applicable provisions of the IRC.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                     December 31,
                                                                            -------------------------------
                                                                               1999                1998

         Net assets available for benefits per the financial statements     $ 35,975,385      $ 27,197,022
         Amounts allocated to withdrawing participants                          (131,911)          (25,665)
                                                                            ------------      ------------
         Net assets available for benefits per the Form 5500                $ 35,843,474      $ 27,171,357
                                                                            ============      ============

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                                             1999

         Benefits paid to participants per the financial statements     $ 4,006,128
         Add - amount allocated to withdrawing participants at
           December 31, 1999                                                131,911
         Less - amounts allocated to withdrawing participants at
           December 31, 1998                                                (25,665)
                                                                        -----------
         Benefits paid to participants per the Form 5500                $ 4,112,374
                                                                        ===========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
                                   * * * * * *

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS OF HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

 (a)            (b)                                     (c)                                      (d)              (e)
         IDENTITY OF ISSUER,
               BORROWER,                                                                                         CURRENT
       LESSOR OR SIMILAR PARTY                DESCRIPTION OF INVESTMENT                         COST             VALUE

  *   Charles Schwab Investment           Schwab S&P 500 Index Fund
        Management                                                                         $ 1,922,880       $ 2,438,111
      Harris Associates                   Oakmark Fund                                         882,266           680,209
      Janus Capital                       Janus Worldwide Fund                               1,771,362         2,774,232
      Invesco Funds Group                 Invesco Strategic Technology Fund                  2,304,520         4,052,687
      American Century Investment         American Century Equity Growth
        Management                          Investment Fund                                  5,003,101         5,229,509
      Smith Breeden Associates            Smith Breeden U.S. Equity
                                            Market Plus Fund                                 4,964,148         4,841,129
      Strong Capital Management           Strong Corporate Bond Fund                            85,185            83,176
      Wallace R. Weitz & Company          Weitz Value Fund                                     837,866           842,007
  *   Allen Telecom Inc.                  Allen Telecom Inc. Common
                                            Stock Fund                                       7,341,920         7,018,784
      Morley Capital Management           Morley Stable Value Fund                           5,564,993         6,072,470
  *   Charles Schwab Investment           Charles Schwab U.S. Treasury
        Management                                                                               1,868             1,868
  *   Participant Loans                   Loans to participants 7-10 percent                                   1,264,153
                                                                                                            ------------
                Total investments - all funds                                                               $ 35,298,335
                                                                                                            ============


      *   Party-in-interest.

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                          EXPENSE
                                                                                                                         INCURRED
                                                                                     PURCHASE       SELLING     LEASE      WITH
     IDENTITY OF PARTY INVOLVED                  DESCRIPTION OF ASSET                 PRICE          PRICE      RENTAL  TRANSACTION

SINGLE TRANSACTIONS:

American Century Investment        American Century Equity Growth Investment Fund
  Management                                                                         $ 5,168,552                            None
Smith Breeden Associates           Smith Breeden U.S. Equity Market Plus Fund          4,701,195                            None
Fidelity Management & Research     Fidelity Equity Income Fund                                     $ 5,166,684              None
Fidelity Management & Research     Fidelity Retirement Growth Fund                                   4,698,535              None


SERIES OF TRANSACTIONS:

Allen Telecom Inc.                 Allen Telecom Inc. Common Stock Fund                1,858,405                            None
American Century Investment        American Century Equity Growth Investment Fund
  Management                                                                           5,878,274                            None
Invesco Funds Group                Invesco Strategic Technology Fund                   2,776,303                            None
Morley Capital Management          Morley Stable Value Fund                            3,376,175                            None
Charles Schwab Investment          Schwab S&P 500 Index Fund
  Management                                                                           1,412,784                            None
Smith Breeden Associates           Smith Breeden U.S. Equity Market Plus Fund          5,960,453                            None
Allen Telecom Inc.                 Stock Liquidity Fund                                1,784,197                            None
Allen Telecom Inc.                 Allen Telecom Inc. Common Stock Fund                              3,653,166              None
Fidelity Management & Research     Fidelity Equity Income Fund                                       6,964,467              None
Fidelity Management & Research     Fidelity Retirement Growth Fund                                   6,326,102              None
Morley Capital Management          Morley Stable Value Fund                                          3,066,680              None
Allen Telecom Inc.                 Stock Liquidity Fund                                              1,786,912              None




                                                                                                    CURRENT
                                                                                                    VALUE OF         NET
                                                                                       COST         ASSET ON         GAIN
                                                                                        OF        TRANSACTION         OR
     IDENTITY OF PARTY INVOLVED                  DESCRIPTION OF ASSET                 ASSETS          DATE          (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

SINGLE TRANSACTIONS:

American Century Investment        American Century Equity Growth Investment Fund
  Management                                                                         $ 5,168,552    $ 5,168,552       N/A
Smith Breeden Associates           Smith Breeden U.S. Equity Market Plus Fund          4,701,195      4,701,195       N/A
Fidelity Management & Research     Fidelity Equity Income Fund                         3,606,195      5,166,684    $ 1,560,489
Fidelity Management & Research     Fidelity Retirement Growth Fund                     3,694,111      4,698,535      1,004,424


SERIES OF TRANSACTIONS:

Allen Telecom Inc.                 Allen Telecom Inc. Common Stock Fund                1,858,405      1,858,405       N/A
American Century Investment        American Century Equity Growth Investment Fund
  Management                                                                           5,878,274      5,878,274       N/A
Invesco Funds Group                Invesco Strategic Technology Fund                   2,776,303      2,776,303       N/A
Morley Capital Management          Morley Stable Value Fund                            3,376,175      3,376,175       N/A
Charles Schwab Investment          Schwab S&P 500 Index Fund
  Management                                                                           1,412,784      1,412,784       N/A
Smith Breeden Associates           Smith Breeden U.S. Equity Market Plus Fund          5,960,453      5,960,453       N/A
Allen Telecom Inc.                 Stock Liquidity Fund                                1,784,197      1,784,197       N/A
Allen Telecom Inc.                 Allen Telecom Inc. Common Stock Fund                3,312,026      3,653,166        341,140
Fidelity Management & Research     Fidelity Equity Income Fund                         4,975,545      6,964,467      1,988,922
Fidelity Management & Research     Fidelity Retirement Growth Fund                     5,128,112      6,326,102      1,197,990
Morley Capital Management          Morley Stable Value Fund                            2,942,892      3,066,680        123,787
Allen Telecom Inc.                 Stock Liquidity Fund                                1,786,912      1,786,912       None


NOTE: Reportable transactions are single transactions or a series of transactions in the same issue that, when aggregated, are in excess of 5 percent of the current value of beginning Plan assets.






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

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAME OF PLAN:     ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN

ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN COMMITTEE



By:    s/s Robert A. Youdelman
       -------------------------
          Robert A. Youdelman
          Committee Member



Date:    June 28, 2000







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



                                  EXHIBIT INDEX
                               ALLEN TELECOM INC.


Exhibit Number
--------------

       (23)a      Consent of Deloitte & Touche LLP dated June 28, 2000.

       (23)b      Consent of PricewaterhouseCoopers LLP dated June 28, 2000






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